
BOMBARDIER

June 10, 2002

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549


03022707

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated June 10, 2003, with respect to the declaration of dividends which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,



Roger Carle
Corporate Secretary

RC/lv
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in _____________, this ____ day of ________, 2003.

____

Name:
Title:



PRESS RELEASE


BOMBARDIER

BOMBARDIER

BOMBARDIER INC. DIVIDENDS

Montréal, June 10, 2003 - The Board of Directors of Bombardier Inc. has declared the following dividends:

Class A and Class B Shares

A dividend of $0.0225 per share on Class A shares (multiple voting) and of $0.0225 per share on Class B shares (subordinate voting) is payable on July 31, 2003 to the shareholders of record at the close of business on July 18, 2003.

Holders of Class B shares (subordinate voting) of record at the close of business on July 18, 2003, who have a right to a priority dividend at the rate of $0.0015625 per share per year, payable in quarterly instalments of $0.000390625, will receive the second instalment of $0.000390625 per share on July 31, 2003.

Series 3 Preferred Shares

A quarterly dividend of $0.34225 per share on the Series 3 Preferred Shares is payable on July 31, 2003 to the shareholders of record at the close of business on July 18, 2003.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 per share on the Series 4 Preferred Shares is payable on July 31, 2003 to the shareholders of record at the close of business on July 18, 2003.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com